UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

INNOVATIVE FOOD HOLDINGS, INC.
(Name of Issuer) COMMON STOCK

(Title of Class of Securities)

45772H202
(CUSIP Number)

DENVER J. SMITH

350 S Race Street

DENVER, CO 80209

(405) 830 - 3274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
11/29/2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45772H202	Page 2 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Denver J. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
674,471 shares
	8	SHARED VOTING POWER
3,087,714 shares
	9	SOLE DISPOSITIVE POWER
674,471 shares
	10	SHARED DISPOSITIVE POWER
3,087,714 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,762,185 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 3 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
CRC Founders Fund, LP 81-2726593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,237,090 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,237,090 shares
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,090 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%
14		TYPE OF REPORTING PERSON
PN

CUSIP No.	45772H202	Page 4 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Donald E. Smith
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,000
	8	SHARED VOTING POWER
804,804 shares
	9	SOLE DISPOSITIVE POWER
26,000
	10	SHARED DISPOSITIVE POWER
804,804 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
830,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 5 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Richard G. Hill
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,300 shares
	8	SHARED VOTING POWER
45,820 shares
	9	SOLE DISPOSITIVE POWER
19,300 shares
	10	SHARED DISPOSITIVE POWER
45,820 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
65,120 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
IN

CUSIP No.	45772H202	Page 6 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Samuel N. Jurrens
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,164 shares
	8	SHARED VOTING POWER
2,237,090 shares
	9	SOLE DISPOSITIVE POWER
44,164 shares
	10	SHARED DISPOSITIVE POWER
2,237,090 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,281,254 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14		TYPE OF REPORTING PERSON
IA, IN

CUSIP No.	45772H202	Page 7 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
73114 Investments, LLC 26-3607132
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
744,804
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
744,804
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
744,804 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 8 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Youth Properties, LLC 27-2901108
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,000 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
60,000 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
CO

CUSIP No.	45772H202	Page 9 of 11 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Paratus Capital, LLC 46-0672795
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,820 shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
45,820 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,820 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE(SEE INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%
14		TYPE OF REPORTING PERSON
PN

Page 10 of 11 Pages

EXPLANATORY NOTE

The following constitutes Amendment No. 14 to the Schedule 13D filed by the reporting persons (“Amendment No. 14”). This Amendment No. 14 is being filed to disclose a board observer agreement entered into with the Issuer. This Amendment No. 14 amends the Schedule 13D and previous amendments as specifically detailed below.

Item 1.	Security and Issuer.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 14.

Item 2.	Identity and Background.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 14.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no amendments to Item 3 of the Schedule 13D pursuant to this Amendment No. 14.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 29, 2022, the Issuer announced that Denver J. Smith has been appointed as a board observer. In connection with this appointment, an agreement was signed between the two parties containing certain standstill provisions and provides for Mr. Smith to be appointed to the Board of Innovative Food Holdings no later than May 28, 2023.

The foregoing description of the agreement does not purport to be complete and is qualified in its entirety by reference to the agreement, which was attached to the Issuers 8-K filed on November 29, 2022 as Exhibit 10.1.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)	Please reference pages 2 through 9 of this filing for this information as it pertains to individuals that are part of the filing group. The Reporting Persons, acting collectively as a group, have beneficial ownership of 3,851,649 shares, or 8.3% of the common shares outstanding of the Issuer based on 47,779,010 shares outstanding as provided on page 1 of the Issuer’s most recent 10-Q.

(b)	Please reference pages 2 through 9 of this filing for this information.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On November 28, 2022, Denver J. Smith and the Issuer entered into the Agreement as described in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following agreement is filed as an exhibit to the Schedule 13D:  Board Observer Agreement dated as of November 28, 2022, between the Issuer and Denver J. Smith (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2022)

Page 11 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022	/s/ Richard G. Hill

Richard G. Hill

Dated: November 30, 2022	/s/ Samuel N. Jurrens

Samuel N. Jurrens

Dated: November 30, 2022	/s/ Donald E. Smith

Donald E. Smith

Dated: November 30, 2022	/s/ Denver J. Smith

Denver J. Smith

Dated: November 30, 2022	Paratus Capital, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Strategy Officer

Dated: November 30, 2022	73114 Investments, LLC

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Chief Investment Officer

Dated: November 30, 2022	Youth Properties, LLC

	By:	/s/ Donald E. Smith

Name: Donald E. Smith

Title: Chief Executive Officer

Dated: November 30, 2022	CRC Founders Fund, LP

	By:	/s/ Denver J. Smith

Name: Denver J. Smith

Title: Lead Manager